

September 15, 2011

Via E-mail
Mr. Dirk Wild
Senior Vice President and Chief Financial Officer
Globalstar, Inc.
300 Holiday Square Blvd.
Covington, LA 70433

      Re: **Globalstar, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2010
              Filed March 31, 2011
              File No. 1-33117

Dear Mr. Wild:

We have reviewed your filings and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Critical Accounting Policies
Inventory, page 31

1. We note that the carrying amount of your inventory and advances to Qualcomm for additional inventory at December 31, 2010 and June 30, 2011 is substantially in excess of the cost of equipment sales during fiscal year 2010 and the interim period ended June 30, 2011. Please expand the disclosure of your inventory accounting policy to discuss the significant estimates and assumptions involved in estimating the fair value of inventory and identifying excess and obsolete inventory. Also address the impact of your inventory levels in the liquidity section of MD&A and clarify why you carry a high level of inventory compared to historical equipment sales. Please provide us with your proposed disclosures.

Contractual Obligations and Commitments, page 41

2. In future filings, please revise your Table of Contractual Obligations to include all obligations, not just long-term contractual obligations. It appears to us that you have not included your purchase obligations with Qualcomm. Please provide us with your proposed disclosures.

        Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

                                                Sincerely,

                                                /s/ Terry French for

                                                Larry Spirgel
                                                Assistant Director